Exhibit 1

For Immediate Release

CanWest Accepts Offer for its 70% Stake in CanWest MediaWorks (NZ) Limited

Winnipeg (Manitoba), June 8, 2007 - CanWest Global Communications Corp. (CanWest) announced today that its subsidiary, CanWest MediaWorks Ireland Holdings (CMIH), has accepted a takeover offer from HT Media Limited (HT Media) with respect to all of the shares that it holds in CanWest MediaWorks (NZ) Limited (MWL) for a cash price of NZ$2.33 per share (CMIH had previously received a special dividend of NZ$0.10 per share, approximately NZ$16 million in total, from MWL). CMIH holds approximately 70% of MWL’s issued ordinary shares and its acceptance fulfills the minimum acceptance condition in the takeover offer. HT Media is a wholly-owned subsidiary of certain funds managed or advised by Ironbridge Capital Pty Limited, an Australian private equity firm.

The takeover offer by HT Media, received earlier today, and its acceptance by CMIH are pursuant to the terms of a lock-up agreement entered into on May 8, 2007. The proposed acquisition remains subject to approval by New Zealand’s Overseas Investment Office, which is expected early next week. Upon receipt of such approval, the takeover offer will be declared unconditional by HT Media. CMIH will transfer its MWL shares to HT Media and receive proceeds of approximately NZ$370 million (approximately C$296 million at current foreign currency exchange rates) within 7 days of the offer being declared unconditional.

Forward Looking Statements

This media release contains certain comments or “forward-looking statements” that are based largely upon current expectations and are subject to certain risks, trends and uncertainties. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. CanWest disclaims any intention or obligation to update any forward-looking statement, even if new information becomes available as a result of future events or for any other reason.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada’s largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

For Further Information: Deb Hutton, SVP Corporate Communications

CanWest Global Communications Corp. 416-383-2442 or dhutton@canwest.com